Exhibit 1

BioLineRx Announces $10 Million Registered Direct Offering

TEL AVIV, Israel, January 6, 2025 -- BioLineRx Ltd. (Nasdaq: BLRX) (TASE: BLRX) (“BioLineRx” or the “Company”), a development stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today announced that it has entered into definitive agreements for the purchase of an aggregate of 50,000,000 of the Company’s American Depositary Shares (ADSs) (or ADS equivalents) and accompanying warrants to purchase up to an aggregate of 50,000,000 ADSs, at a purchase price of $0.20 per ADS (or per ADS equivalent) and accompanying warrant in a registered direct offering. The warrants will have an exercise price of $0.20 per share, will be exercisable immediately upon issuance, and will expire five years from the initial exercise date.  Each ADS represents fifteen (15) ordinary shares, par value NIS 0.10 per share, of BioLineRx. The closing of the offering is expected to occur on or about January 7, 2025, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from the offering are expected to be approximately $10 million, before deducting the placement agent fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering for research and development activities, the expansion of the Company’s pipeline of potential drug candidates, and working capital and general corporate purposes.

The securities described above are being offered pursuant to a “shelf” registration statement (File No. 333-276323) filed with the Securities and Exchange Commission (“SEC”) on December 29, 2023 and declared effective on January 5, 2024. The offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The prospectus supplement and the accompanying prospectus relating to the securities being offered will be filed with the SEC and be available at the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the securities being offered may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The company’s first approved product is APHEXDA® (motixafortide), with an indication in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, which is being developed and commercialized by Ayrmid Ltd. (globally, excluding Asia) and Gloria Biosciences (in Asia). BioLineRx is utilizing its end-to-end expertise in development, regulatory affairs, manufacturing and commercialization to advance its innovative pipeline and ensure life-changing discoveries move beyond the bench to the bedside.

Cautionary Note Regarding Forward-Looking Statements (BioLineRx)

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” and “would,” and describe opinions about future events. These include statements regarding management’s expectations, beliefs and intentions regarding, among other things, the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of net proceeds from the offering. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials, and other therapeutic candidate development efforts; BioLineRx’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether BioLineRx’s collaboration partners will be able to execute on collaboration goals in a timely manner; whether the clinical trial results for APHEXDA will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx’s therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors; BioLineRx’s ability to establish, operationalize and maintain corporate collaborations; BioLineRx’s ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing, including any unexpected costs or delays in the  commercial launch of APHEXDA; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; and statements as to the impact of the political and security situation in Israel on BioLineRx’s business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2024. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com